UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Parvin Decentralized Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

401 E. 8th Street, Suite 200C

Sioux Falls, South Dakota 57103

Telephone Number (including area code):

(610) 806-9001

Name and address of agent for service of process:

J. Steven Smith

Parvin Decentralized Fund

401 E. 8th Street

Suite 200C

Sioux Falls, South Dakota 57103

With copies of Notices and Communications to:

Joel D. Corriero

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒	NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Sioux Falls and the State of South Dakota on the 12th day of December, 2025.

Parvin Decentralized Fund
By:	/s/ J. Steven Smith J. Steven Smith Trustee

Attest:	/s/ Todd H. Keating Todd H. Keating Secretary